UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2019

Commission File Number: 001-36697

DBV TECHNOLOGIES S.A.

(Translation of registrant’s name into English)

177-181 avenue Pierre Brossolette

92120 Montrouge France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

Changes to Management

DBV Technologies S.A. (the “Company”) announced that Sébastien Robitaille has been appointed to serve as the Company’s interim Chief Financial Officer and Principal Financial Officer, effective August 31, 2019. At that time, David Schilansky, Deputy Chief Executive Officer and Principal Financial Officer, will be leaving the Company. Mr. Schilansky did not express any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

EXHIBIT LIST

Exhibit	Description

99.1	Press Release dated August 1, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DBV TECHNOLOGIES S.A.

Date: August 1, 2019	By:	/s/ David Schilansky
		Name:	David Schilansky
		Title:	Deputy Chief Executive Officer

Exhibit 99.1

DBV Technologies Reports First Half 2019 Financial Results

DBV Technologies (Euronext: DBV – ISIN: FR0010417345—Nasdaq Stock Market: DBVT), a clinical-stage biopharmaceutical company, today reported first half 2019 financial results. The interim financial report is available on the Investor Relations section of the Company’s website, www.dbv-technologies.com/investor-relations/. First half 2019 financial statements were subject to a limited review by the Company’s external auditors.

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Cash Position: cash and cash equivalents as of June 30, 2019 were €107.3 million, compared to €122.8 million as of December 31, 2018, a decrease of €15.5 million. In the first half 2019, cash used in operating activities was €(77.2) million and cash flows from investment activities were €(2.1) million, partially offset by an increase of €63.7 million in cash from financing activities received in connection with the Company’s April 2019 public offering.

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Operating Income: operating income was €7.1 million for the first half 2019 compared to €7.3 million for the first half 2018. In the first half 2019, as well as in the first half 2018, income was primarily generated from the Company’s Research Tax Credit (Crédit d’Impôt Recherche) and by income recognized under the Company’s collaboration agreement with Nestlé Health Science.

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Research & Development Expenses: research and development expenses increased by €2.3 million, or 4.6%, to €52.2 million in the first half 2019 compared to €49.9 million in the first half 2018, reflecting the increase in expenses in connection with the preparation for the submission of the Biologics License Application (“BLA”) with the U.S. Food and Drug Administration (FDA) for Viaskin® Peanut for the treatment of peanut-allergic children ages 4-11, following the December 2018 withdrawal of the Company’s previously submitted BLA. During the first half 2019, the Company increased its personnel-related expenses as a result of organizational changes as well as increased headcount.

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Sales & Marketing Expenses: sales and marketing expenses were €8.3 million for the first half 2019 compared to €9.7 million for the first half 2018, reflecting a decrease of €1.4 million, or 14.4%, compared to the prior-year period. The decrease in sales and marketing expenses resulted from a decrease in expenses as part of budget discipline as the Company proceeds through the BLA submission process, as well as a decrease in share-based compensation expense. These decreases were partially offset by a 43.7% increase in personnel-related costs, due to expenses related to the potential commercialization of Viaskin Peanut in North America, if approved, as well as accrued and paid severance-related expenses as a result of organizational changes and the implementation of a retention policy for key personnel of the Company.

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General & Administrative Expenses: general and administrative expenses were €25.8 million for the first half 2019 compared to €21.1 million for the first half 2018, an increase of €4.7 million, or 22.2%. The increase in general and administrative expenses was mainly attributable to personnel-related expenses as a result of increased global employee headcount, as well as accrued and paid severance-related expenses as a result of organizational changes and the implementation of a retention policy for key personnel of the Company. These increases were partially offset by a decrease in share-based compensation expense.

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Net Loss: net loss was €(79.8) million for the first half 2019, compared to €(72.1) million for the first half 2018. Loss per share (based on the weighted average number of shares outstanding over the period) was €(2.43) and €(2.60) in the first half 2019 and 2018, respectively.

About DBV Technologies

DBV Technologies is developing Viaskin®, an investigational proprietary technology platform with broad potential applications in immunotherapy. Viaskin is based on epicutaneous immunotherapy, or EPIT®, DBV’s method of delivering biologically active compounds to the immune system through intact skin. With this new class of self-administered and non-invasive product candidates, the Company is dedicated to safely transforming the care of food allergic patients, for whom there are no approved treatments. DBV’s food allergies programs include ongoing clinical trials of Viaskin Peanut and Viaskin Milk, and preclinical development of Viaskin Egg. DBV Technologies is also pursuing a human proof-of-concept clinical study of Viaskin Milk for the treatment of Eosinophilic Esophagitis, and exploring potential applications of its platform in vaccines and other immune diseases. DBV Technologies has global headquarters in Montrouge, France and offices in Bagneux, France, and North American operations in Summit, NJ and New York, NY. The Company’s ordinary shares are traded on segment B of Euronext Paris (Ticker: DBV, ISIN code: FR0010417345), part of the SBF120 index, and the Company’s ADSs (each representing one-half of one ordinary share) are traded on the Nasdaq Global Select Market (Ticker: DBVT).

Forward Looking Statements

This press release may contain forward-looking statements and estimates, including statements regarding the Company’s regulatory plans regarding Viaskin Peanut, particularly with respect to the Company’s expectations regarding its plan to resubmit its BLA to the FDA. These forward-looking statements and estimates are not promises or guarantees and involve substantial risks and uncertainties. At this stage, the products of the Company have not been authorized for sale in any country. Among the factors that could cause actual results to differ materially from those described or projected herein include uncertainties related to the Company’s ability to address the concerns raised by the FDA with respect to its BLA, as well as those associated generally with research and development, clinical trials and related regulatory reviews. A further list and description of these risks, uncertainties and other risks can be found in the Company’s regulatory filings with the French Autorité des Marchés Financiers, the Company’s Securities and Exchange Commission filings and reports, including in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018 and future filings and reports by the Company. Existing and prospective investors are cautioned not to place undue reliance on these forward-looking statements and estimates, which speak only as of the date hereof. Other than as required by applicable law, DBV Technologies undertakes no obligation to update or revise the information contained in this Press Release.

DBV Investor Relations Contact

Sara Blum Sherman

Senior Director, Investor Relations & Strategy

+1 212-271-0740

sara.sherman@dbv-technologies.com

DBV Media Contact

Joe Becker

VP, Global Corporate Communications

+1 646-650-3912

joseph.becker@dbv-technologies.com